FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated October 2, 2008 regarding the Board of Directors’ approval of the issuance of a series of negotiable obligations for an amount of up to U.S.$150,000,000

TRANSLATION

Buenos Aires, October 2, 2008

To the

Buenos Aires Stock Exchange

Re.: Negotiable obligations

issuance authorization

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange, Chapter VII, Article 23. We hereby inform you that the Board of Directors of the Company resolved, at its meeting held on October 2, 2008, to approve the issuance of a series of negotiable obligations for an amount of up to U.S.$150,000,000 (one hundred and fifty million U.S. dollars) under our U.S.$1 billion Global Negotiable Obligations Program, which was authorized by the National Securities Commission by resolution No. 15,896 and by the Shareholders’ General Ordinary and Extraordinary Meeting held on January 8, 2008.

Very truly yours,.

By YPF S.A.

IGNACIO C. MORAN

Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 6, 2008	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer